82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

04024948

April 29, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 29, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Karen Nestoruk
Administration

/kn
enclosure

dlw 5/18

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

April 29, 2004
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals to Test for Kimberlite in Batama Area

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange AFR), is pleased to announce a spring program of exploration on the Kenieba Nord concession to start within two weeks. This program is partly a follow up of results from the winter program as well as a continuation of that program.

The first phase of the program will consist of pitting in the Batama NW area to test for the presence of a possible kimberlite pipe. In this area a ground magnetic anomaly is coincident with an area of anomalous diamond indicator minerals. The second phase of the program will consist of digging 10 pits in an area along the Dounde River where 4 diamonds, ranging in size from 98 to 232 carats, have previously been found in alluvium or stream deposited material. The material from the pits will be screened and panned to test for diamonds, diamond indicator minerals and kimberlite. The objective of this operation is two-fold: to locate a possible new kimberlite and to assess the possibility of placer mining the alluvium for diamonds.

A continuing study of previous aeromagnetic surveys, heavy mineral sampling results and geological data has resulted in the identification of 11 additional, prospective areas within the Kenieba Nord and Kenieba Sud concessions in which to test for kimberlites. The Company is anticipating a major program this autumn.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director